exhibit 99.1

For Immediate Release	Date: March 9, 2018
18-10-TR

Teck Provides Steelmaking Coal Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today confirmed the restart of the coal dryer at its Elkview Operations and provided updated guidance for estimated steelmaking coal sales volumes for the first quarter of 2018.

The coal dryer at Elkview Operations has been recommissioned following repairs to address damage caused by the January 2018 pressure event which suspended dryer operations. Commissioning is proceeding well and full commercial production is expected to resume early next week. Lost production due to the pressure event is estimated to be approximately 200,000 tonnes of clean coal and the cost of repairs to the dryer is estimated at less than $10 million, in line with previous estimates.

Steelmaking coal sales volumes for the first quarter of 2018 are now expected to be approximately 6 million tonnes, in comparison to previous guidance of 6.3 - 6.5 million tonnes. Sales continued to be adversely affected by logistics issues during the quarter, particularly ongoing poor performance at Westshore Terminals.

The first quarter 2017 price index for steelmaking coal volumes sold under quarterly contract on the basis of the average of three assessments for the period December 2017 through February 2018 is now established at US$236.73 per tonne. Teck’s average realized price for the first quarter will depend on market direction, product mix, the timing of sales and vessel arrivals, spreads between various qualities of steelmaking coal, the arbitrage between FOB Australia and CFR China pricing, and other factors.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and sales volumes and the resumption of commercial production at Elkview Operations.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, geotechnical or other production issues, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com